GRASIM

ADITYA BIRLA GROUP

05013649

7th December, 2005

82-3322

The Stock Exchange
Corporate Relationship Department
1st floor, New Trading Ring
Rotunda Building, P J Towers, Dalal Street
Fort, Mumbai - 400 001

RECEIVED
SEC MAIL PROCESSING
DEC 3 0 2005
WASH. D.C. 165 SECTION

The Secretary
National Stock Exchange of India Ltd.
Exchange Plaza, Bandra-Kurla Complex
Bandra (East), Mumbai - 400 051

SUPPL

Dear Sir,

Sub: **Disclosure under Regulation 13(3) and 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992**

We are in receipt of Disclosure dated 5th December, 2005 under Regulation 13(3) from Aberdeen Asset Management Asia Ltd., informing about the purchase of 60,000 Shares of the Company on 2nd December, 2005, on behalf of funds advised/ managed by them.

We are, accordingly, sending herewith our Disclosure dated 7th December, 2005, in Form 'C' pursuant to Regulation 13(6) of the SEBI (Prohibition of Insider Trading) Regulations, 1992.

Thanking you,

Yours faithfully,

PROCESSED
JAN 0 5 2006
THOMSON FINANCIAL

Ashok Malu
Company Secretary

Cc: **Luxembourg Stock Exchange** - for information along with a copy of the aforesaid Disclosure
Market & Surveillance Dept.,
P.O. Box 165, L-2011 Luxembourg
Grand Duchy of Luxembourg, Europe

Securities & Exchange Commission - do - By Air Mail
Division of Corporate Finance
450, Fifth Street,
Washington DC 20459, USA

Citi Bank N.A. - do -
Custodial Services
77 Ramnord House
Dr. Annie Besant Road
Worli, Mumbai – 400 025

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-5652 5000 / 2499 5000 • Fax. 91-22-5652 5114, 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)

FORM C

SECURITIES AND EXCHANGE BOARD OF INDIA (PROHIBITION OF INSIDER TRADING) REGULATIONS, 1992

[Regulations 13(3) and (6)]

Regulation 13(3) - Details of Change in Shareholding in respect of persons holding more than 5% shares in a listed company

Name & address of shareholder	Shareholding prior to acquisition	No. and % of shares/ voting rights acquired	Receipt of allotment advice/ acquisition of shares (specify)	Date of intimation to Company	Mode of acquisition (on market purchase/ public/ rights/ preferential offer etc.)	No. and % of shares/ voting rights post acquisition	Trading member through whom the trade was executed with SEBI Registration No. of the TM	Exchange on which the trade was executed	Buy quantity	Buy value	Sell Quantity	Sell Value
1	2	3	4	5	6	7	8	9	10	11	12	13
Aberdeen Asset Management Asia Limited on behalf of funds advised/ managed.	5,797,064 Shares (6.3236%)	60,000 Shares (0.0655%)	02.12.05	05.12.05	Open market Purchase	5,857,064 Shares (6.3891%)	Citi Group IS-INB 231141335 (NSE)	NSE	60,000 Shares	Rs.1,428.44 per Share Rs.85706400.00	-	-
21 Church Street #01-01 Capital Square Two Singapore 049480 Tel. 0065 63052705	595,466 GDRs (0.6496%)	-	-	-	-	595,466 GDRs (0.6496%)	-	-	-	-	-	-

7th December, 2005

FOR GRASIM INDUSTRIES LIMITED

[signature]

ASHOK MALU
COMPANY SECRETARY